Filed by Smith & Nephew Group plc pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Centerpulse Ltd.

(Commission File No.: 333-104751)

On August 28, 2003, Smith & Nephew released the following.

[Letterhead for Smith & Nephew]

28 August 2003

Expiration of Tender Offers for Centerpulse and InCentive Capital

Following the 27 August deadline set by the Swiss Takeover Board, Smith & Nephew announces today that the tender offer period relating to the proposed acquisitions of Centerpulse AG and InCentive Capital AG has expired. Smith & Nephew Group plc, with 0.24% of the shares of Centerpulse and 0.06% of InCentive Capital shares tendered, has not received the minimum level of valid acceptances for its offers and therefore declares that its public tender offers for Centerpulse and InCentive Capital have lapsed. Additionally the Scheme of Arrangement to establish a new group holding company for Smith & Nephew will not be implemented and therefore new shares of Smith & Nephew Group plc will not be issued.

Enquiries

Angie Craig	Tel: +44 (0) 20 7401 7646
Smith & Nephew

David Yates	Tel: +44 (0) 20 7831 3113
Financial Dynamics

United States of America

The offer for Centerpulse shares is being made in the United States only through a prospectus/offer to exchange, which is part of a registration statement filed with the SEC by Smith & Nephew Group. Centerpulse shareholders who are US persons or are located in the United States are urged to read the registration statement, including the prospectus/offer to exchange included therein, and the other documents filed, or to be filed, with the SEC by Smith & Nephew Group or Centerpulse relating to the Centerpulse offer, because they contain important information about the Centerpulse offer. You may obtain a free copy of these documents from the SEC’s Web site at www.sec.gov. You may also obtain this information from Morrow & Co., Inc., the US information agent for the Centerpulse offer, at (800) 607-0088, or by e-mail at centerpulse.info@morrowco.com